[Perkins Coie LLP Letterhead]

July 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:  Thompson Creek Metals Company Inc. — Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Thompson Creek Metals Company Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”), via EDGAR, is the Company’s Registration Statement on Form S-4 (“Form S-4”). The amount of $40,635 has been wired to US Bank for payment of the registration fee.

In May 2011, the Company issued $350 million in aggregate principal amount of senior unsecured notes and related subsidiary guarantees in a private placement (collectively, the “Original Notes”). Pursuant to the agreements entered into with the initial purchasers of the Original Notes, the Company is required to offer holders of the Original Notes the opportunity to exchange the Original Notes for substantially identical notes and subsidiary guarantees in a transaction that has been registered under the Securities Act of 1933, as amended (the “Exchange Offer”). The Company proposes to register the Exchange Offer on Form S-4.

The Company will be providing to you a letter which sets forth certain representations concerning the Exchange Offer in compliance with the guidelines described in the SEC’s no-action letters to Exxon Capital Holdings Corp. (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

If you have any questions regarding this filing, please contact me at (503) 727-2000.

Very truly yours,

/s/ David Matheson

cc: Wendy Cassity, Thompson Creek Metals Company Inc.